Vial, Hamilton, Koch & Knox, l.l.p.
A REGISTERED LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
There is no professional relationship of any kind between Robert G. Vial and Vial, Hamilton, Koch
& Knox, L.L.P.
ATTORNEYS AND COUNSELORS
1700 PACIFIC AVENUE
SUITE 2800
DALLAS, TEXAS 75201
TELEPHONE: 214-712-4400
FAX: 214-712-4402
Christina L. Whittinghill
          214-712-4658
cwhittinghill@vialaw.com
July 11, 2006

Ryan Milne, Division of Corporate Finance	Via EDGAR
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:	TBX Resources, Inc., Item 4.01 Form 8-K Filed June 30, 2006, File No. 0-30746
Dear Mr. Milne:
          Please be advised that our firm represents TBX Resources, Inc., with regard to the above-referenced filing. We are in receipt of your comment letter dated July 6, 2006. This correspondence confirms our telephone discussion regarding TBX Resources, Inc.’s response to your letter. We agreed that the deadline for our response to your July 6, 2006 letter will be extended and that our response letter will be filed no later that July 22, 2006.
          As requested, this correspondence is being filed on EDGAR.
Sincerely,
/s/ Christina L. Whittinghill
Christina L. Whittinghill
CW